UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

XenoPort, Inc.

(Name of Subject Company (Issuer))

AP Acquisition Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Arbor Pharmaceuticals, LLC

a wholly owned subsidiary of

Arbor Pharmaceuticals, Inc.

(Names of Filing Persons)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98411C100

(CUSIP Number of Class of Securities)

Leslie Zacks

Arbor Pharmaceuticals, Inc.

Six Concourse Parkway, Suite 1800

Atlanta, Georgia 30328

678-334-2420

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

J. Mark Ray

Sarah Ernst

Alston & Bird LLP

One Atlantic Center

1201 W. Peachtree St.

Atlanta, GA 30309

Telephone: (404) 881-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$483,446,702.70	$48,683.08

(1)	Estimated for purposes of calculating the filing fee only. Calculated by multiplying the offer price of $7.03 per share by 68,769,090 shares, which is the sum of (i) 63,859,099 issued and outstanding shares of common stock of XenoPort, Inc. (the “Company”); (ii) 2,886,020 shares of common stock of the Company underlying outstanding in-the-money options to purchase shares of common stock of the Company; and (iii) 2,023,971 shares of common stock of the Company underlying outstanding restricted stock units. This calculation does not include any shares of common stock of the Company issuable upon conversion of the Company’s outstanding convertible notes, as the conversion price for the convertible notes is greater than $7.03 per share. The convertible notes are therefore not expected to be converted. The foregoing share numbers have been provided by the Company to the Offeror and are as of June 3, 2016, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by .0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,683.08	Filing Party:	AP Acquisition Sub, Inc., Arbor Pharmaceuticals, LLC, and Arbor Pharmaceuticals, Inc.
Form or Registration No.: Schedule TO	Date Filed:	June 6, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 (this “Amendment”) amends and supplements Item 11 in the Tender Offer Statement on Schedule TO, filed on June 6, 2016 with the Securities and Exchange Commission (the “SEC”) by AP Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), Arbor Pharmaceuticals, LLC, a Delaware limited liability company (“Parent”), and Arbor Pharmaceuticals, Inc., a Delaware corporation (the “Schedule TO”).

The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of XenoPort, Inc., a Delaware corporation (“XenoPort” or the “Company”), at a purchase price of $7.03 per Share (the “Offer Price”), net to the holder thereof in cash, subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by replacing the final paragraph with the following paragraph:

Litigation. On June 10, 2016 and June 15, 2016, three separate, putative class action lawsuits challenging the Merger were filed in the Superior Court of the State of California, County of San Mateo. These lawsuits, captioned Gilmore v. Vincent J. Angotti, et al. (Case No. CIV539069), Bushansky v. XenoPort, Inc., et al. (Case No. CIV539071) and McMahon v. XenoPort, Inc., et al. (Case No. CIV539122), were filed against XenoPort, Parent, Purchaser, and the members of the XenoPort Board of Directors. On June 17, 2016, counsel for the plaintiffs and defendants filed a stipulation requesting that the three lawsuits, and any similar lawsuits that may be filed in the future, be consolidated into a single action. The lawsuits generally allege, among other things, that the members of the XenoPort Board of Directors breached their fiduciary duties of care and loyalty owed to the plaintiff and to the public stockholders of XenoPort, including by allegedly failing to take steps to maximize the value of XenoPort to its public stockholders, agreeing to deal protection provisions that allegedly deter additional third party offers, and by allegedly failing to make adequate disclosures regarding the Merger including disclosures concerning XenoPort’s financial projections, the events that led up to the signing of the Merger Agreement, the XenoPort Board of Directors’ selection of a financial advisor, and certain information supporting the fairness opinion received by the XenoPort Board of Directors. The Bushanksy lawsuit further alleges that Parent, Purchaser, and XenoPort aided and abetted the directors’ alleged breaches of their fiduciary duties. The lawsuits seek, among other things, to enjoin or rescind the Merger, as applicable, and request attorneys’ fees and damages in an unspecified amount.

On June 24, 2016, XenoPort, Parent, Purchaser, and the other defendants entered into a memorandum of understanding (the “MOU”) with respect to a settlement with the plaintiffs in the aforementioned lawsuits. Pursuant to the MOU, XenoPort agreed to make additional disclosures in the Schedule 14D-9, and the parties expect to execute a stipulation of settlement, which will be subject to approval by the San Mateo County Superior Court. There can be no assurance that the settlement will be finalized or that the San Mateo County Superior Court will approve the settlement. The settlement terms provide that the lawsuits will be dismissed with prejudice against all defendants. XenoPort, Parent, Purchaser and the other named defendants deny any liability with respect to the facts and claims alleged in the lawsuits. The defendants further deny that any supplemental disclosure was required under any applicable statute, rule, regulation or law. The settlement includes an agreement to settle all claims related to the Merger, whether or not such claims have been asserted in the aforementioned lawsuits. This agreement to settle all claims related to the Merger is subject to approval by the San Mateo County Superior Court.

XenoPort, Parent, Purchaser (and the other defendants) elected to enter into the MOU to settle the lawsuits despite the collective view that the lawsuits lacked merit because they did not want to jeopardize the Merger or the timing thereof.

Without agreeing that any of the claims in the lawsuits have merit, XenoPort agreed, pursuant to the terms of the MOU, to make certain additional disclosures which supplement the information provided in the Schedule 14D-9 concerning the Merger. Those additional disclosures were filed on June 24, 2016. The settlement will not affect the amount of the Merger Consideration.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AP ACQUISTION SUB, INC.

/s/ Edward J. Schutter
Name:	Edward J. Schutter
Title:	President

ARBOR PHARMACEUTICALS, LLC

/s/ Edward J. Schutter
Name:	Edward J. Schutter
Title:	President and CEO

ARBOR PHARMACEUTICALS, INC.

/s/ Edward J. Schutter
Name:	Edward J. Schutter
Title:	President and CEO

Date: June 27, 2016